SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 21, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 21, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 21 October 2013

ING announces size of planned sale of shares in ING U.S.

ING announced today that it plans to sell approximately 30 million shares of common stock of ING U.S., Inc. in an SEC-registered public offering, representing a stake of 11.5% in its U.S.-based retirement, investment and insurance subsidiary. ING Group intends to use the proceeds of the planned transaction for the reduction of Group core debt.

The sale of 30 million shares would reduce ING Group’s stake in ING U.S. from approximately 71% to approximately 60%. Under the planned offering, ING Group would grant the underwriters for the transaction an option to purchase up to 4.5 million additional shares, which, if fully exercised, would further reduce ING Group’s stake in ING U.S. to approximately 58%. The final timing, size and offer price for the planned transaction have not yet been determined and remain subject to market and other conditions.

The transaction announced today will not impact the profit and loss account of ING Group. The transaction is expected to have a negative impact of approximately EUR 0.5 billion on the Shareholders’ Equity of ING Group (excluding the possible exercise of the underwriters’ option to purchase additional shares). This amount reflects the difference between the anticipated net proceeds of the transaction, based on the current market price of ING U.S. common stock, and the estimated IFRS book value of the stake being sold. The actual amount of any decrease in ING Group Shareholders’ Equity will depend on the pricing and number of shares sold and will be reflected in the fourth-quarter financial statements of ING Group.

ING has previously announced its intention to divest its remaining stake in ING U.S. over time, in line with its strategy to separate and divest its insurance and investment management businesses. In this context, ING sold shares of ING U.S. through an initial public offering in May 2013. As announced on 13 September 2013, ING U.S. filed a registration statement with the SEC in connection with the possible sale of additional shares of ING U.S. by ING Group. ING U.S. filed an amendment to this registration statement today, including information on the size of the planned offering by ING Group. If this offering is completed, any sale of ING Group’s remaining ING U.S. shares is expected to be subject to a lock-up period of 90 days from the pricing of the offering (subject to certain exceptions and the underwriters’ ability to waive lock-up restrictions). ING U.S. common stock is listed on the New York Stock Exchange under the ticker symbol “VOYA”.

In light of ING’s intention to divest its remaining stake in ING U.S. over time, as of 30 September 2013, ING U.S. will be classified as held for sale and reported in ING Group’s IFRS financial statements under net results from discontinued operations.

The amended registration statement filed today also includes the following information regarding current ING U.S. expectations for its financial results for the quarter ended 30 September 2013;

•	ING U.S. currently is in the process of preparing its consolidated U.S. GAAP financial statements for the quarter ended 30 September 2013. Subject to the conduct and completion of its financial closing procedures, ING U.S. anticipates that its operating earnings before income taxes will be higher, in the aggregate, than the results ING U.S. reported for the quarter ended 30 June 2013, and that its ongoing business adjusted operating earnings before income taxes will be generally consistent, in the aggregate, with the results ING U.S. reported for the quarter ended 30 June 2013.

•	ING U.S.’s independent registered public accounting firm has not audited, reviewed or performed any procedures, and does not express an opinion or any form of assurance, with respect to ING U.S.’s anticipated third quarter financial results. ING U.S.’s actual results may differ materially from its current expectations due to the completion of financial closing procedures, final adjustments and other developments, including subsequent events, if any, that may arise between now and the time that the consolidated financial statements for this period are issued. The foregoing information is qualified by, and should be read together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and the related notes included in the registration statement.

The information on financial results in the amended registration statement relate to ING U.S. only and are based on U.S. GAAP. ING Group will publish its third quarter IFRS results on 6 November.

The registration statement relating to these securities filed with the SEC has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

Press enquiries ING Group	Investor enquiries ING Group
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: October 21, 2013